Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

GRANT OF RESTRICTED SHARE UNITS

On June 25, 2025, the Company granted an aggregate of 3,088,943 RSUs pursuant to the Second Amended and Restated 2018 Share Incentive Plan to 291 Selected Employees, of which 2 are independent non-executive Directors, representing the same number of Class Z Ordinary Shares and approximately 0.75% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

Details of the Grants are as follows:

Date of grant:	June 25, 2025

Aggregate number of RSUs granted:	3,088,943

Purchase price of the RSUs granted:	Nil

Market price of the Class Z Ordinary Shares on the date of the Grants:	HK$162.00 per Class Z Ordinary Share

Vesting period:	Subject to the terms of the grant to the Selected Employees and the Second Amended and Restated 2018 Share Incentive Plan, the vesting period of the RSUs will be as follows:

(i) where the RSUs are granted to the two Directors, (a) in relation to Mr. JP Gan, one- third of the RSUs shall vest on March 28, 2026, with the remaining RSUs to be vested evenly on March 28 of each of the following two years on an annual basis; and (b) in relation to Mr. Eric He, one-third of the RSUs shall vest on September 15, 2025, with the remaining RSUs to be vested evenly on September 15 of each of the following two years on an annual basis; and

(ii) the RSUs granted to the rest of the Selected Employees shall vest between June 25, 2026 and June 25, 2031.

Due to administrative reasons, the vesting period for part of the RSUs granted to the two Directors is shorter than 12 months to reflect the time from which the RSUs would have been granted.

The Compensation Committee and the Board (with each of Mr. JP Gan and Mr. Eric He abstaining from voting on the relevant resolutions relating to the Grant to himself) are of the view that the Grants to the two Directors and the relevant vesting periods are in line with the market practice and the purposes of the Second Amended and Restated 2018 Share Incentive Plan and therefore appropriate.

Performance targets:	There are no additional performance targets attached to the Grants (including the Grants to the two Directors).

Clawback mechanism:	The Grants (including the Grants to the two Directors) are subject to clawback in the event that: (i) a Grantee ceases to be an eligible participant by reason of the termination of his/ her employment or contractual engagement with the Group or related entity for cause or without notice or with payment in lieu of notice; (ii) a Grantee has been convicted of a criminal offence involving his/her integrity or honesty; or (iii) in the reasonable opinion of the Board or the Committee, a Grantee has engaged in serious misconduct or breaches the terms of the Second Amended and Restated 2018 Share Incentive Plan in any material respect. Further details are set out in the circular of the Company dated April 9, 2024.

Among the Grants set out above, 18,948 RSUs were granted to Mr. JP Gan, an independent non- executive Director, and 18,948 RSUs were granted to Mr. Eric He, an independent non-executive Director.

Pursuant to Rule 17.04(1) of the Listing Rules, the Grants to the two Directors have been approved by the Compensation Committee and the Board (including all independent non-executive Directors), save that each of Mr. JP Gan and Mr. Eric He has abstained from voting on the relevant resolutions in respect of the Grant to himself.

The Compensation Committee is of the view that it is not necessary to set any additional performance target for the Grants (including the Grants to the two Directors). Such arrangement is aligned with the purpose of the Second Amended and Restated 2018 Share Incentive Plan as it increases the Grantees’ loyalty to the Company and incentivizes the Grantees to work towards enhancing the value of the Company and its Shares.

The Grants are subject to the terms and conditions of the Second Amended and Restated 2018 Share Incentive Plan and the award agreements entered into between the Company and each of the Grantees.

The RSUs will be satisfied through utilizing the Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

The Grants would not result in the options and awards granted and to be granted to (i) each individual Grantee in the 12-month period up to and including the date of such Grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares); or (ii) each related entity participant or Service Provider in the 12-month period up to and including the date of such Grant in aggregate to exceed 0.1% of the Shares in issue (excluding treasury shares).

None of the Grants is subject to approval by the shareholders of the Company. Except as disclosed above, none of the Grantees is a Director, chief executive or substantial shareholder (as defined in the Listing Rules) of the Company or an associate (as defined in the Listing Rules) of any of them.

Reasons for and Benefits of the Grants

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders, and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

Class Z Ordinary Shares available for grant under the Second Amended and Restated 2018 Share Incentive Plan

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards under the Second Amended and Restated 2018 Share Incentive Plan together with the number of Class Z Ordinary Shares which may be issued pursuant to any awards to be granted any other share schemes of the Company is 41,413,503 (the “Scheme Limit”), and within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to Service Providers under the Second Amended and Restated 2018 Share Incentive Plan is 2,070,675 (the “Service Provider Sublimit”).

Upon the making of the Grants, the Company may grant further awards representing a total of 32,796,994 Class Z Ordinary Shares under the Scheme Limit, including awards representing a total of 2,070,675 Class Z Ordinary Shares to Service Providers under the Service Provider Sublimit.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“Articles of Association”	the eighth amended and restated memorandum of association and articles of association of the Company adopted on June 30, 2022, as amended from time to time

“Board”	the board of Directors

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Committee”	a committee of one or more members of the Board to whom the Board shall delegate the authority to grant or amend awards to Grantees other than any of the Committee members, independent Directors and executive officers of the Company

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Director(s)”	the director(s) of the Company

“Employee(s)”	any employee(s) (whether full time or part time), officer, director (including any executive, non-executive and independent non- executive Director) of any member of the Group

“Grants”	3,088,943 RSUs granted to the Grantees in accordance with the Second Amended and Restated 2018 Share Incentive Plan

“Grantees”	291 Employees of the Company and its subsidiaries who were granted RSUs in accordance with the Second Amended and Restated 2018 Share Incentive Plan

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Company’s memorandum of association or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSUs”	restricted share units

“Second Amended and Restated 2018 Share Incentive Plan”	the Company’s second amended and restated 2018 share incentive plan adopted by the shareholders on June 28, 2024, as amended from time to time

“Service Provider(s)”	any person providing services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee pursuant to the Second Amended and Restated 2018 Share Incentive Plan

“Selected Employee(s)”	any Employee(s) approved for participation in the Second Amended and Restated 2018 Share Incentive Plan

“Shares”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, June 25, 2025

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.